Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Communications, Inc.
Commission File No.: 333-151586
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Communication to employees of Discovery Communications, LLC:
PUBLIC COMPANY TRANSACTION & GOVERNANCE FAQ

Q:	What is the proposed transaction?

A: As you know, Discovery Holding Company (DHC) is a public holding company that owns all of the Ascent Media business and 2/3 of our company, Discovery Communications. The other 1/3 of our company is owned by Advance/Newhouse. Under the agreement signed last week, DHC and Advance/Newhouse have proposed to combine their current ownership interests in Discovery Communications in a manner that would result in Discovery effectively becoming a fully public company.

Q:	Why are DHC and Advance/Newhouse undertaking this transaction?

A:	The transaction creates a pure-play content company in the nonfiction space and will allow the board of directors and management to focus almost entirely on the programming and development of high-quality content across Discovery’s global platforms.

Other anticipated benefits of this new structure are that our business will be easier for investors and analysts to understand, and they will benefit from significantly improved disclosure regarding Discovery’s operating performance and growth strategy, including greater transparency with regard to important financial information.

In addition, as a management team, we also will have increased financial flexibility to drive innovation and pursue areas of strategic investment, and to more directly align our employee compensation and incentive plans with the company’s performance.

Q:	What will change at Discovery?

A:	There are many elements of the company’s structure that will not change. Most importantly, our strategic direction, mission, and focus on operational excellence and high-quality nonfiction content that satisfies curiosity will not change.

David Zaslav and the current executive management team will continue to manage the company and pursue our long-term strategy as they do today. Discovery will continue to be headquartered in Silver Spring, Maryland, and there will be no location changes at any of our other domestic or international offices.

We will have a new 11-member board of directors. John Hendricks will serve as chairman of the board and continue to provide his guidance, vision and strategic direction to the organization. The remaining directors will include the five current members of DHC’s board of directors (including John Malone), David Zaslav, a new independent director, and three directors selected by Advance/Newhouse.

Q:	When is the transaction expected to be completed?

A:	The transaction will be completed as quickly as possible once all the conditions, including obtaining the approvals of each of the transaction proposals at DHC’s Annual Meeting, are satisfied or, if applicable, waived. It is currently expected that the transaction will be completed in the third quarter of 2008 within a few days following DHC’s Annual Meeting.

Q:	How will this affect Discovery’s current DAP program?

A:	This is still to be determined. Additional information will be communicated in the coming months as the transaction moves closer to completion.
IMPORTANT NOTICE:
Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Discovery Communications, Inc., the new public company referenced above. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement. Discovery Communications, Inc. is filing a Registration Statement on Form S-4 containing a preliminary proxy statement/prospectus related to the proposed transaction between DHC and Advance/Newhouse. This preliminary proxy statement/prospectus has already been filed with the SEC by DHC. DHC STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors may obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Holding Company, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.